JG



16021464

[illegible] ION

Washington, D.C. 20549

SEC Mail Processing Section
JUN 15 2016
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 39854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/14 (MM/DD/YY) AND ENDING 4/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTR, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 John F Kennedy Blvd. - Suite 401
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Crompton 215-665-0245 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – if individual, state last, first, middle name)

One Bala Avenue, Suite 234 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

RECEIVED
2016 JUN 15 AM 11:13
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Crompton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PTR, Inc., as of April 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

James Crompton
Signature

President
Title

LAURA C. OLT
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/21/2018

Laura C. Olt
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j)" A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)" An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- N/A (o) A report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- ☒ (p) A report on the exemption provision to Rule 15c3-3

PTR, INC.

Financial Statements

April 30, 2015

PTR, INC.

April 30, 2015

CONTENTS

ROMEO & CHIAVERELLI CPAS LLC
ONE BALA AVE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of PTR, Inc. as of April 30, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of PTR Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PTR Inc. as of April 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of PTR Inc.'s financial statements. The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is the responsibility of PTR Inc.'s management. Our audit procedures included determining whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the

reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, we evaluated whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R.& 240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



Romeo & Chiaverelli CPAS LLC
Bala Cynwyd, PA 19004

June 24, 2015

PTR, INC.
Statement of Financial Condition
April 30, 2015

ASSETS

Cash and Cash Equivalent	$ 6,765,388
Accounts Receivable, Net of Allowance for Doubtful Accounts of $313,288	3,167,693
Deposits with Clearing Organizations	4,384,978
Securities Owned, at Fair Value	305,454
Prepaid Expenses	197,948
Deposit	20,472
Deferred Tax Asset	150,396
Property and Equipment, Net of Accumulated Depreciation	29,972
Other Assets	10,939
TOTAL ASSETS	$ 15,033,240

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Subordinated Borrowing	$ 500,000
Accounts Payable and Accrued Expenses	8,951,647
Securities Sold, Not Yet Purchased	898,303
TOTAL LIABILITIES	10,349,950
Stockholder's Equity	4,683,290
TOTAL LIABILITIES AND STOCKHOLDER 'S EQUITY	$ 15,033,240

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Operations
For the Year Ended April 30, 2015

Revenues	
Commissions	$ 27,700,198
Losses on Securities in Investment Accounts	(10,367)
TOTAL REVENUES	27,689,831
Expenses	
Commissions	5,497,352
Employee Compensation and Benefits	14,910,770
Exchange and Registration Fees	5,779,780
Occupancy Expense	67,824
Other Expenses	591,412
TOTAL EXPENSES	26,847,138
Income Before Income Taxes	842,693
Provision For Income Taxes	(412,918)
NET INCOME	$ 429,775

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Changes in Subordinated Borrowing
For the Year Ended April 30, 2015

Subordinated Borrowing at May 1, 2014	$ 500,000
Change in Subordinated Borrowing	0
SUBORDINATED BORROWING AT APRIL 30, 2015	$ 500,000

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended April 30, 2015

	Common Stock*	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Beginning Balance, May 1, 2014	$ 1	$ 14,999	$ 4,238,515	$ 4,253,515
Net Income	0	0	429,775	429,775
ENDING BALANCE, APRIL 30, 2015	$ 1	$ 14,999	$ 4,668,289	$ 4,683,290

* $1Par Value, 10,000 Shares Authorized, 1 Share Issued and Outstanding

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Cash Flows
For the Year Ended April 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 429,775
Adjustments to Reconcile Net Income to Net Cash Flows Provided by Operating Activities	
Depreciation	1,775
Change in Deferred Tax Asset	121,100
Decrease (Increase) in Assets	
Accounts Receivable	1,592,395
Deposits with Clearing Organizations	294,467
Securities Owned, at Fair Value	746,797
Prepaid Expenses	44,807
Other Assets	30,012
Increase (Decrease) in Liabilities	
Accounts Payable and Accrued Expenses	(842,541)
Securities Sold, Not Yet Purchased	(984,797)
Net Cash Flows Provided By Operating Activities	
Net Increase in Cash and Cash Equivalents	1,433,790
Cash and Cash Equivalents, Beginning of Year	5,331,598
Cash and Cash Equivalents, End of Year	$ 6,765,388

Supplemental Disclosure of Cash Flow Information

Cash Paid During the Year for Income Taxes	$ 14,897

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Notes to Financial Statements
April 30, 2015

NOTE 1 - Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange MKT LLC ("NYSE MKT"), the Chicago Board Options Exchange ("CBOE"), the International Securities Exchange ("ISE"), and NASDAQ OMX PHLX ("PHLX"), National Futures Association ("NFA"), CBOE Futures Exchange ("CFE"). The Company is a Pennsylvania Corporation that provides brokerage services to its customers located throughout the United States. The Company is a wholly owned subsidiary of James Crompton, Inc.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Both interest and non-interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest bearing accounts.

Securities Owned - Proprietary securities transactions in regular-way trading are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820").

As required by the *Financial Services - Broker and Dealers* Topic of the FASB Accounting Standards Codification No. 940 ("FASB ASC 940"), any unrealized gains or losses resulting from subsequent measurement of securities owned and securities sold, not yet purchased to fair value are included in profit or loss on the statement of operations.

Accounts Receivable - Accounts receivable are carried at cost less an allowance for doubtful accounts. The Company extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The Company does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable balances and establishes an allowance for doubtful accounts based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. At April 30, 2015, the allowance for doubtful accounts was $313,288.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Deposits with Clearing Organizations - Amounts of deposits with and payable to clearing organizations relate to the transactions clearing through these organizations.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 Years
Automobiles	5 Years

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment loss noted as of April 30, 2015

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fair Value of Financial Instruments - The *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The carrying amounts for cash and cash equivalents, accounts receivable, deposits with clearing organizations, prepaid expenses, accounts payable and accrued expenses approximate their fair value because of their short-term maturity.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs, other than quoted prices, that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

PTR, INC.
Notes to Financial Statements
April 30, 2015

NOTE 2 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments – (continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of April 30, 2015.

Deposits with Clearing Organizations: Valued based on cash and cash equivalents and are considered Level 1 within the fair value hierarchy of the Company.

Unit Investment Trust: Valued at the daily closing price as reported by the trust. The unit investment trust held by the Company is an open-ended unit investment trust that is registered with the SEC. This trust is required to publish their daily net asset value (NAV) and to transact at that price. The unit investment trust held by the Company is deemed to be actively traded.

U.S Equities: Values based on the closing price reported on the active market in which the securities are traded and are considered Level 1 within the fair value hierarchy of the Company.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of April 30, 2015:

	Assets at Fair Value as of April 30, 2015			
	Level 1	Level 2	Level 3	Total
Assets				
Deposits with Clearing Organizations	$ 4,384,978	$ 0	$ 0	$ 4,384,978
Securities Owned				
Unit Investment Trust	$ 247,355	$ 0	$ 0	$ 247,355
U.S. Equities	58,099	0	0	58,099
TOTAL SECURITIES OWNED	$ 305,454	$ 0	$ 0	$ 305,454
Liabilities				
Securities Sold, Not Yet Purchased				
Unit Investment Trust	$ 896,378	$ 0	$ 0	$ 896,378
US Equities	$ 1,925	$ 0	$ 0	$ 1,925
TOTAL	$ 898,303	$ 0	$ 0	$ 898,303

Income Taxes - As required by the *Income Taxes* Topic of the FASB Accounting Standards Codification No. 740 ("FASB ASC 740"), deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities measured using enacted income tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are provided on deferred tax assets for which it is more likely than not that some portion or all of the deferred tax asset will not be realized.

PTR, INC.
Notes to Financial Statements
April 30, 2015

NOTE 2 - Summary of Significant Accounting Policies (continued)

Income Taxes - (continued)

The Company has evaluated the effects of the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740") and has concluded that the Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon a taxing authorities examination. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 3 - Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consists of trading and investment securities at fair value, as of April 30, 2015 as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Unit Investment Trust	$ 247,355	$ 896,378
U.S. Equities	58,099	1,925
	$ 305,454	$ 898,303

NOTE 4 - Property and Equipment

Property and equipment at April 30, 2015 were as follows:

Equipment	$ 18,896
Automobiles	78,818
Total Property and Equipment	97,804
Less: Accumulated Depreciation	67,832
Net Property and Equipment	$ 29,972

Depreciation expense for the year ended April 30, 2015 was $1,775.

NOTE 5 - Subordinated Borrowing

The Company has a note payable to a related party in the amount of $500,000. Interest on the note payable will be paid annually at a rate of 1% of the principal balance with the principal due in December 2016.

The subordinated borrowing is with a related party and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. It is the Company's intention not to renew the secured demand note collateralizing agreements due on December 2016.

PTR, INC.
Notes to Financial Statements
April 30, 2015

NOTE 6 - Accrued Expenses

Accrued expenses at April 30, 2015 were as follows:

Commissions Payable	$ 7,850,745
Accrued Interest	11,685
Accrued Professional Fees	60,000
Accrued SIPC Fees	24,739
Accrued Floor Expenses	490,000
Corporate Tax Payable	268,949
TOTAL ACCRUED EXPENSES	$ 8,706,118

NOTE 7 - Income Taxes

Deferred taxes are computed based on the expected tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal item resulting in the difference is the establishment of an allowance for doubtful accounts. Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The provision for income taxes for the year ended April 30, 2015 was as follows:

Current Provision	
Federal	$ 261,459
State	30,359
Net Current Provision for Income Taxes	291,818
Deferred Provision	
Federal	103,813
State	17,287
Net Deferred Provision for Income Taxes	121,100
Total Provision for Income Taxes	$ 412,918

At April 30, 2015, the Company has a current deferred tax asset in the amount of $150,396.

NOTE 8 - Related Party Transactions

The Company has transactions in the ordinary course of business with Hybrid Trading & Resources ("HTR"), which is a related party through common ownership. For the year ended April 30, 2015, the Company received revenue from HTR in the amount of $112,963 for floor expenses. For the year ended April 30, 2015, the Company paid commissions to HTR in the amount of $6,722,097. The Company has amounts due from HTR totaling $26,540, which has been included in accounts receivable at April 30, 2015.

NOTE 9 - Lease Commitments

The Company leases office space under a non-cancelable operating lease with monthly payments totaling $2,038 plus common operating expenses, which expires January 2016. Rental expense for the Philadelphia office for the year ended April 30, 2015 was $27,700.

The Company leases office space under a non-cancelable operating lease with monthly payments totaling $2,403 plus common operating expenses, which expires September 2016. Rental expense for the Chicago office for the year ended April 30, 2015 was $40,125.

The future minimum payments for the non-cancelable operating leases described above for the years ended April 30 are as follows:

2016	$ 45,445
2017	12,232
TOTAL	$ 57,677

NOTE 10 - Retirement Benefits

Substantially all regular full-time employees are eligible to participate in a Company sponsored 401(k) profit sharing plan. An employee may elect to contribute up to 100% of annual compensation subject to certain limits described in the plan document. A matching employer contribution may be made to the plan at the discretion of the Company. For the year ended April 30, 2015, the Company did not make a contribution to the Plan.

NOTE 11- Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 12 - Commitments and Contingencies

The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a materially adverse effect on the Company's financial condition or results of operations.

NOTE 13 - Net Capital Requirements

The Company has elected not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(l)(i) of the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Based on this election, the Company shall not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At April 30, 2015, the Company had net capital of $ 3,241,618 which was $ 2,991,618 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 2.8 to 1.

NOTE 14 - Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control any customer funds or securities at April 30, 2015.

NOTE 15 - Financial Instruments with Off-Balance-Sheet-Risk

The Company sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements as of April 30, 2015, at the fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to April 30, 2015.

In the normal course of business, the Company's customer activities invoice the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 16 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from May 1, 2015 through June 24, 2015, the date of the financial statements were available to be issued. No material transactions have occurred during this period, which would render these financial statements to be misleading.

PTR, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
April 30, 2015

NET CAPITAL

Total Stockholder's Equity		$ 4,683,290
Liabilities Subordinated to Claims of General Creditors Allowable in Net Capital		500,000
Total Capital and Allowable Subordinated Liabilities		$ 5,183,290
Deductions		
Non-Allowable Assets		
Receivables from Brokers-Dealers	$ 1,408,568	
Property and Equipment, Net of Accumulated Depreciation	29,972	
Prepaid Expenses	197,948	
Deposit	20,472	
Deferred Tax Asset	150,396	
Other Assets	10,939	
Total Deductions		1,818,295
Net Capital Before Haircuts on Securities Positions		3,364,995
Haircuts on Securities Positions		
Options	2,858	
Other Securities	120,519	
Total Haircuts on Securities Positions		(123,377)
NET CAPITAL		$ 3,241,618

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts Payable and Accrued Expenses	$ 8,951,647	
TOTAL AGGREGATE INDEBTEDNESS		$ 8,951,647

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:

Minimum Net Capital Required (2% x $8,951,188)	$ 79,033
Minimum Dollar Net Capital Requirement Of Reporting Broker-Dealer	$ 250,000
Net Capital Requirement	$ 250,000
Excess Net Capital	$ 2,991,618
Net Capital Less 120% of Minimum ($250,000 x 120%)	$ 2,941,618
Total Aggregate Indebtedness	$ 8,951,647
Ratio: Aggregate Indebtedness to Net Capital	2.8 to 1

PTR, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
(CONTINUED)
April 30, 2015

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF APRIL 30, 2015)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 3,512,368
Audit Adjustments	
Due to JC, Inc.	(1,801)
Corporate Taxes Payable	(268,949)
Net Capital per the Preceding	$ 3,241,618

ROMEO & CHIAVERELLI CPAS LLC
ONE BALA AVE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Stockholder of PTR Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which PTR Inc. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which PTR Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and PTR Inc. stated that PTR Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. PTR Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PTR Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Romeo & Chiaverelli CPAS LLC
Bala Cynwyd, PA

June 24, 2015


PTR
INC

MEMBER • NASDAQ OMX • NEW YORK STOCK EXCHANGE AMEX
CHICAGO BOARD OPTION EXCHANGE • INTERNATIONAL STOCK EXCHANGE

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. PTR Inc. claimed an exemption from SEC Rule 1 5c3-3 under the provision in paragraph of (k)(2)(ii) throughout the fiscal year May 1, 2014 to April 30, 2015.

2. PTR Inc. met the identified exemption provisions in SEC Rule 1 5c3-3(k)(2)(ii) throughout the fiscal year May 1, 2014 to April 30, 2015 without exception.

Sign: James Crompton Date: 6/7/16

James Crompton, President
PTR Inc.
1800 JFK Blvd. Suite 401
Philadelphia, PA 19103
267-909-8368

ROMEO & CHIAVERELLI CPAS LLC
ONE BALA AVE
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Stockholder of PTR Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2015, which were agreed to by PTR Inc, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating PTR Inc.'s compliance with the applicable instructions of Form SIPC-7. PTR Inc.'s management is responsible for PTR Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended April 30, 2015, as applicable, with the amounts reported in Form SPIC-7 for the year ended April 30, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments , noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Romeo & Chiaverelli CPAS LLC
Bala Cynwyd, PA

June 24, 2015

PTR, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
YEAR ENDED APRIL 30, 2015

Period Covered	Date Paid	Amount
General assessment reconciliation for the period May 1, 2014 to April 30, 2015		$54,603.00
Payment schedule:		
SIPC-6	11/20/14	29,864.00
SIPC-7	05/15/15	24,739.00
Balance due		$ 0.00